SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             AremisSoft Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   040026-10-6
                                 (CUSIP Number)


                              Aremis Holdings Ltd.
                              123 Strovolos Avenue
                              2092 Nicosia, Cyprus
                        Attn: Dr. Lycourgos K. Kyprianou

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 March 20, 2001

             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ?

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040026-10-6                                         Page 2 of 8 Pages.

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON                           AREMIS HOLDINGS LTD.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a [  ]
         N/A                                                             b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                         [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                                           7.       SOLE VOTING POWER

         NUMBER OF                                            0
           SHARES                          -------------------------------------
        BENEFICIALLY                       8.       SHARED VOTING POWER
           OWNED
          BY EACH                                         3,775,580
         REPORTING                         -------------------------------------
        PERSON WITH                        9.       SOLE DISPOSITIVE POWER

                                                          3,175,580
                                           -------------------------------------
                                           10.      SHARED DISPOSITIVE POWER

                                                              0
--------------------------------------------------------------------------------
 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,775,580
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.62%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 040026-10-6                                         Page 3 of 8 Pages.

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON               AREMIS TECHNOLOGY  VENTURES LTD.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a [  ]
         N/A                                                             b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                         [  ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------

                                              7.     SOLE VOTING POWER
          NUMBER OF
           SHARES                                               0
        BENEFICIALLY                          ----------------------------------
           OWNED                              8.     SHARED VOTING POWER
          BY EACH
         REPORTING                                         3,775,580
        PERSON WITH                           ----------------------------------
                                              9.     SOLE DISPOSITIVE POWER

                                                             600,000
                                              ----------------------------------
                                              10.    SHARED DISPOSITIVE POWER

                                                                0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,775,580
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.62%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 040026-10-6                                         Page 4 of 8 Pages.

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON                    DR. LYCOURGOS K. KYPRIANOU

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a [  ]
         N/A                                                             b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                         [  ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CYPRUS
--------------------------------------------------------------------------------
                                           7.       SOLE VOTING POWER

         NUMBER OF                                               0
          SHARES                           -------------------------------------
       BENEFICIALLY                        8.       SHARED VOTING POWER
           OWNED
          BY EACH                                           3,775,580
         REPORTING                         -------------------------------------
        PERSON WITH                        9.       SOLE DISPOSITIVE POWER

                                                                 0
                                           -------------------------------------
                                           10.      SHARED DISPOSITIVE POWER

                                                            3,775,580
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,775,580
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.62%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 5 of 8 Pages
Item 1. Security and Issuer.
        -------------------

     This statement relates to the voting Common Stock, $.001 par value, of AremisSoft Corporation, a Delaware corporation ("AremisSoft" or the "Company"). The address for the Company's principal executive offices is 216 Haddon Avenue, Suite 607, Westmont, NJ 08108.


Item 2. Identity and Background.
        -----------------------

     The person filing this statement and the person enumerated in Instruction C of Schedule 13D, its place of organization, directors, executive officers and controlling person, is as follows:

     Aremis Holdings Ltd. is a corporation organized under the laws of the British Virgin Islands. Dr. Lycourgos K. Kyprianou is the sole director and officer of Aremis Holdings Ltd. The principal business address and principal office of Aremis Holdings Ltd. is 123 Strovolos Avenue, 2092 Nicosia, Cyprus. Dr. Kyprianou is a citizen of Cyprus. The principal business of Aremis Holdings Ltd. is managing Dr. Kyprianou's investments. Dr. Kyprianou is also the Co-Chief Executive Officer and Chairman of the Board of AremisSoft.

     Aremis Technology Ventures Ltd. is a corporation organized under the laws of the British Virgin Islands. Dr. Lycourgos K. Kyprianou is the sole director and officer of Aremis Technology Ventures Ltd. The principal business address and principal office of Aremis Technology Ventures Ltd. is 123 Strovolos Avenue, 2092 Nicosia, Cyprus. The principal business of Aremis Technology Ventures Ltd. is managing Dr. Kyprianou's investments.

     Neither Aremis Holdings Ltd., Aremis Technology Ventures Ltd., nor Dr. Kyprianou have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     On March 20, 2001, Aremis Holdings Ltd., Aremis Technology Ventures Ltd. and Roys Poyiadjis entered into a voting agreement as described in Item 6 below. As a result of the voting agreement, Aremis Holdings Ltd., Aremis Technology Ventures Ltd., and Dr. Kyprianou may be deemed to be the beneficial owner of share of Common Stock held by Mr. Poyiadjis.

Item 4. Purpose of the Transactions.
        ---------------------------

     This filing refers to a Voting Agreement dated March 20, 2001 (the "Voting Agreement") between Aremis Holdings Ltd., Aremis Technology Ventures Ltd. and Mr. Poyiadjis (collectively the "Stockholders"), in furtherance of Dr. Kyprianou and Mr. Poyiadjis agreement to act as Co-Executive Officers of AremisSoft. Under the Voting Agreement, the Stockholders agreed to share voting power of the Shares which the Stockholders own or may own during the term of the Voting Agreement, on all matters of AremisSoft,

                                                               Page 6 of 8 pages

including the election of the board of directors, as mutually agreed. The Voting Agreement is for a term of five years, unless terminated earlier under the terms of the Agreement. The foregoing summary of the Voting Agreement is qualified in its entirety by reference to a copy of the Voting Agreement included as Exhibit
7.1 to this Schedule 13D and incorporated herein in its entirety by reference.

     Aremis Holdings Ltd., Aremis Technology Ventures Ltd., and Dr. Kyprianou, subject to and depending upon availability at prices deemed favorable by them, may purchase additional shares of AremisSoft's Common Stock from time to time in the open market or in privately negotiated transactions with third parties. Affiliates of Aremis Holdings Ltd., Aremis Technology Ventures Ltd., and Dr. Kyprianou, may, from time to time, purchase additional shares. Further, while it is not the present intention of Aremis Holdings Ltd., Aremis Technology Ventures Ltd., and Dr. Kyprianou to do so, they reserves the right to dispose of the Shares held by them, with or without consideration, in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     Aremis Holdings Ltd., Aremis Technology Ventures Ltd., and Dr. Kyprianou. have no current plans or proposals which relate to or would result in any of the following:

          (i)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving AremisSoft or any of its subsidiaries;

          (ii) A sale or transfer of a material amount of assets of AremisSoft or any of its subsidiaries;

          (iii)Any change in the present board of directors or management of AremisSoft, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (iv) Any material change in the present capitalization or dividend policy of AremisSoft;

          (v)Any other material change in AremisSoft's business or corporate structure;

          (vi) Changes   in   AremisSoft's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of AremisSoft by any person;

          (vii)Causing a class of securities of AremisSoft to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (viii) A class of equity securities of AremisSoft becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (ix) Any action similar to any of those enumerated above.

                                                             Page 7 of 8 pages

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     Based on the Form 10-K filed on March 26, 2001 by AremisSoft, as of March 8, 2001, there were 39,243,319 shares of AremisSoft's Common Stock outstanding. Aremis Holdings Ltd. currently holds 3,175,580 Shares and Aremis Technology currently holds 600,000 Shares. As a result of executing the Voting Agreement, Aremis Holdings Ltd., Aremis Technology Ventures Ltd. and Dr. Kyprianou, each individually, may be deemed to have beneficial ownership with respect to the 3,775,580 Shares covered thereby, which, based on AremisSoft's Form 10-K, constitutes approximately 9.62% of the total issued and outstanding Shares as of March 8, 2001.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.
        ------------------------------------------------------

     Dr. Kyprianou, through Aremis Holdings Ltd. and Aremis Technology Ventures Ltd. and Mr. Poyiadjis entered into a Voting Agreement where in they agreed to vote all of the Shares owned by them on all matters, including the election of directors, as mutually agreed. If Mr. Poyiadjis and Dr. Kyprianou, through Aremis Holdings Ltd. and Aremis Technology Ventures Ltd., cannot agree on the voting of their shares for any particular matter, then none of the parties will vote their shares on such matter, unless the voting agreement is terminated prior to the vote.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Exhibit 7.1................... Voting Agreement dated March 20, 2001

///

                                                               Page 8 of 8 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.


Dated: March 30, 2001                 Aremis Holdings Ltd.
       --------------                 A British Virgin Islands corporation


                                      /s/ DR. LYCOURGOS K. KYPRIANOU
                                      --------------------------------------
                                      Dr. Lycourgos K. Kyprianou*


Dated: March 30, 2001                 Aremis Technology Ventures Ltd.
       --------------                 A British Virgin Islands corporation


                                      /s/ DR. LYCOURGOS K. KYPRIANOU
                                      -------------------------------------
                                      Dr. Lycourgos K. Kyprianou*



                                      /s/ DR. LYCOURGOS K. KYPRIANOU
Dated: March 30, 2001                 -------------------------------------
       --------------                 Dr. Lycourgos K. Kyprianou, an individual



                                      *By Power of Attorney

                                  Exhibit 7.1

                                VOTING AGREEMENT


     This Voting Agreement (the "Agreement"), dated as of March 20, 2001, is made and entered into by and between Aremis Holding Ltd., Aremis Technology Ventures Ltd., and Roys Poyiadjis, collectively referred to herein as the "Stockholders."

     WHEREAS, the Stockholders deems it advisable to enter into an agreement to vote all of their shares of AremisSoft Corporation, a Delaware corporation ("AremisSoft"), which they own or may own during the term of the Agreement, on all matters of AremisSoft, including the election of the board of directors, as mutually agreed.

     NOW, THEREFORE, in consideration of these premises and in consideration of the covenants, representations, warranties, and conditions set forth in this Agreement, the Stockholders hereto mutually agree as follows:

     1. Shares Subject to Voting Agreement. All shares of AremisSoft now owned by the Stockholders or hereafter acquired by the Stockholders, whether preferred or common stock, or any series or class entitled to voting rights as provided by the Certificate of Incorporation of AremisSoft, or resolution of the board of directors as authorized by the Certificate of Incorporation, shall be subject to this Agreement.

     2. Voting Obligations. The Stockholders agrees to vote all of their AremisSoft shares at any annual or special meeting of stockholders for any matters, including the election of directors, as mutually agreed prior to voting. If the Stockholders are unable to reach prior mutual agreement, then the shares shall not be voted at the meeting unless this Agreement has been terminated prior to such meeting pursuant to Paragraph 4. The Stockholders shall not be personally liable for any action taken pursuant to their perspective vote or any act committed or omitted to be done under this Agreement, provided that such commission or omission does not amount to willful misconduct on its part and that it at all times exercises good faith in such matters.

     3. Delivery of Proxies or Other Documents. The Stockholders shall execute and deliver such documents, including proxies for the designated slate of directors or as may be required to effect the voting contemplated hereunder prior to the time of any annual or special meeting of stockholders.

     4. Term. This Agreement shall terminate and be of no further force and effect on the occurrence of the first of the following events:

          (i)  On March 20, 2006.

          (ii) Upon written notice of one of the Stockholders to the other, with a copy to AremisSoft, terminating this Agreement.

     5. Remedies. The Stockholders hereto acknowledge that time is of the essence under this agreement for the performance of the acts contemplated hereunder and that this Agreement, and each provision contained herein, is subject to specific performance by any court of competent jurisdiction.

     6. Reorganization of Company. If AremisSoft is merged into or consolidated with another corporation, or all or substantially all of its assets are transferred to another corporation, then in connection with such transfer the term "AremisSoft" for all purposes of this Agreement shall be deemed to include such successor corporation, and each Stockholder hereto shall receive and hold under this

Agreement any stock of such successor corporation received on account of the ownership of the stock held hereunder prior to such merger, consolidation, and transfer. Voting stock issued and outstanding under this Agreement at the time of such merger, consolidation, or transfer may remain outstanding, or each Stockholder subject hereto may, in his discretion, substitute for such voting stock new voting stock in appropriate form and with the appropriate legend, and the terms "stock" and "capital stock" as used herein shall be taken to include any stock which may be received by such Stockholder in lieu of all or any part of AremisSoft's capital stock.

     7. Notices.

     All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein) and shall be deemed duly given when received by delivery in person, by facsimile, telex or telegram or by an overnight courier service or three (3) days after deposit in the U.S. Mail, certified with postage prepaid, addressed as follows:

      If to Aremis Holdings Ltd. and
      Aremis Technology Ventures Ltd.:   Aremis Holdings Ltd.
                                         Aremis Technology Ventures Ltd.
                                         c/o AremisSoft Corporation
                                         2092 Strovolos
                                         Nicosia, Cyprus
                                         Attn: Dr. Lycourgos K. Kyprianou

      If to Roys Poyiadjis:              Roys Poyiadjis
                                         926 Fifth Avenue
                                         New York, New York 10021

      If to AremisSoft:                  AremisSoft Corporation
                                         c/o Bartel Eng & Schroder
                                         300 Capitol Mall, Suite 1100
                                         Sacramento, CA 95814
                                         Attn: Scott E. Bartel

     8. Entire Agreement. This Agreement constitutes the entire agreement among the Stockholders and no party shall be liable or bound to any other party in any manner except as specifically set forth herein.

     9. Nonwaiver. No delay or failure by a party to exercise any right under this Agreement,and no partial or single exercise of that right, shall constitute a waiver of that or any other right, unless otherwise expressly provided herein.

     10. Headings. Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.

     11. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, USA.

     12. Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. For the purpose of proving the authenticity of this Agreement, facsimile signature shall be treated the same as original signatures.

     13. Successors and Assigns. No party may assign or delegate this Agreement or any right, interest, or obligation hereunder.

     14. Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision were so excluded and shall be enforced in accordance with its terms.

     IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.


                                     STOCKHOLDERS

                                     Aremis Holdings Ltd.
                                     a British Virgin Island corporation


                                     By:__________________________
                                        Dr. Lycourgos K. Kyprianou
                                        Managing Director


                                      Aremis Technology Ventures Ltd.
                                      a British Virgin Island corporation


                                      By:__________________________
                                         Dr. Lycourgos K. Kyprianou
                                         Managing Director




                                      -----------------------------
                                       Roys Poyiadjis